SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Goldspring, Inc.
(Name of Issuer)

Common Stock, $.000666 par value
(Title of Class of Securities)

381536101
(CUSIP Number)

Adam S. Gottbetter, 488 Madison Avenue, New York, NY 10022  (212) 400-6900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2003
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381536101

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jubilee Investment Trust PLC; N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (See Item 3)
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES	7	SOLE VOTING POWER 39,600,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER N/A
EACH REPORTING	9	SOLE DISPOSITIVE POWER 39,600,000
PERSON WITH	10	SHARED DISPOSITIVE POWER N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,600,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.53%
14		TYPE OF REPORTING PERSONCO

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, par value $.000666 per share (the “Common Stock”), of Goldspring, Inc., a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8585 Hartford Drive, Suite 400, Scottsdale, AZ 85255.

Item 2.	Identity and Background.

Jubilee Investment Trust PLC is a corporation organized under the laws of England and Wales with its offices at 30 Farringdon Street, London EC4A 4HJ, United Kingdom (“Jubilee”).

Jubilee is a privately-held investment corporation located in London that was formed for the purpose of entering into stock exchange transactions and is listed for trading on the London Stock Exchange.

During the last five years, Jubilee has not been convicted in a criminal proceeding. Jubilee was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Jubilee entered into a Placing Agreement (“the Placing Agreement”) with Pearl Corporate Finance Limited, a corporation organized under the laws of England and Wales, as agent for the Issuer, whereby Jubilee purchased Thirty Nine Million Six Hundred Thousand (39,600,000) shares of Issuer’s Common Stock, for an aggregate purchase price of Four Million Five Hundred Thousand Dollars ($4,500,000). The purchase price for each share of Common Stock was Twelve and One-Half Cents ($0.125) multiplied by the number of shares of Common Stock purchased by Jubilee. The purchase price was paid by delivery to the Issuer of Two Million Nine Hundred Ninety Eight Thousand One (2,998,001) ordinary shares (“Jubilee Shares”) of Jubilee valued at £0.95 per Jubilee Share.

Item 4.	Purpose of Transaction.

The objective is to achieve capital appreciation by making an individually negotiated investment in a Smaller Cap public company normally capitalized at less than £50 million. Jubilee’s policy is to hold its investments for the medium to long term, thus allowing its investment in the Issuer time to demonstrate its potential value.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) Jubilee is the sole beneficial owner of, and has the sole power to vote or to direct the vote or dispose or direct the disposition of, 39,600,000 shares of Issuer Common Stock, representing 20.53% of the outstanding shares of Issuer Common Stock. The calculation of the foregoing percentage is based on the number of shares of Issuer Common Stock disclosed as outstanding on November 8, 2004 by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004.

(c)  Within the last 60 days, Jubilee has not acquired or disposed of any shares of Issuer Common Stock.

(d)  No person other than Issuer is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock purchased by Jubilee.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with the Issuer.

Notwithstanding the Placing Agreement between Jubilee and the Issuer, as referenced in Item 5, there is no contract, arrangement, understanding or relationship (legal or otherwise) between Jubilee and the Issuer or any person with respect to any securities of the Issuer, including but not limited to, transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

N/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JUBILEE INVESTMENT TRUST PLC

Dated: February 11, 2005	/s/ Rufus Pearl
Name: Rufus Pearl
Title: Assistant Investment Director